                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                          Real Estate Income Fund Inc.
                          ----------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    755881109
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 14, 2005
                                ------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 18 Pages)

----------------------
(1)         The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

---------------------                                      ---------------------
CUSIP No. 755881109                   13D                     Page 2 of 18 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     WESTERN INVESTMENT LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                   479,500
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               479,500
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    479,500
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 755881109                   13D                     Page 3 of 18 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                          ARTHUR D. LIPSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                   479,500
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               479,500
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    479,500
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 755881109                   13D                     Page 4 of 18 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             WESTERN INVESTMENT HEDGED PARTNERS L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                   289,900
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               289,900
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    289,900
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 755881109                   13D                     Page 5 of 18 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                         WESTERN INVESTMENT INSTITUTIONAL PARTNERS LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                   165,000
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               165,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    165,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 755881109                   13D                     Page 6 of 18 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            WESTERN INVESTMENT ACTIVISM PARTNERS LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                   24,600
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               24,600
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    24,600
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 755881109                   13D                     Page 7 of 18 Pages
---------------------                                      ---------------------

            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.     Security and Issuer.
            -------------------

            This  statement  relates  to shares of the Common  Stock,  par value
$0.001 (the  "Shares"),  of Real Estate  Income Fund Inc.  (the  "Issuer").  The
address of the  principal  executive  offices of the Issuer is 125 Broad Street,
New York, NY 10004.

Item 2.     Identity and Background.
            -----------------------

            (a) This  statement is filed by Western  Investment  LLC, a Delaware limited liability company ("WILLC"), Arthur D. Lipson, Western Investment Hedged
Partners  L.P., a Delaware  limited  partnership  ("WIHP"),  Western  Investment
Institutional  Partners LLC, a Delaware limited liability company ("WIIP"),  and
Western  Investment  Activism Partners LLC, a Delaware limited liability company
("WIAP").  Each of the  foregoing  is  referred to as a  "Reporting  Person" and collectively as the "Reporting Persons."

            WILLC has sole voting and investment  power over WIHP's,  WIIP's and
WIAP's security  holdings and Mr. Lipson,  in his role as the managing member of
WILLC, controls WILLC's voting and investment decisions.

            By virtue of that certain Joint Filing and Solicitation Agreement by and among the  Reporting  Persons and Karpus  Management,  Inc.  ("Karpus"),  as
described in further  detail in Item 6, the Reporting  Persons  affirm that they are  members of a "group"  with Karpus for  purposes of Section  13(d)(3) of the
Securities  Exchange Act of 1934, as amended (the "Act").  The Reporting Persons expressly disclaim beneficial ownership of the Shares held by Karpus.

            (b) The principal  business address of each Reporting Person is 2855
East Cottonwood Parkway, Suite 110, Salt Lake City, Utah 84121.

            (c) The principal business of WILLC is acting as the general partner and managing  member,  as the case may be, of WIHP, WIIP and WIAP. The principal occupation  of Mr. Lipson is acting as managing  member of WILLC.  The principal business  of WIHP,  WIIP and WIAP is the  business  of  acquiring,  holding  and disposing of investments in various companies.

            (d) No  Reporting  Person  has,  during  the last five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

            (e) No Reporting Person has, during the last five years,  been party to a  civil  proceeding  of a  judicial  or  administrative  body  of  competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

---------------------                                      ---------------------
CUSIP No. 755881109                   13D                     Page 8 of 18 Pages
---------------------                                      ---------------------

            (f) Mr. Lipson is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            The  aggregate  purchase  price of the 479,500  Shares  beneficially owned by WILLC is $8,852,975.10,  including  brokerage  commissions.  The Shares beneficially  owned by WILLC were acquired  with the working  capital of each of
WIHP, WIIP and WIAP.

Item 4.     Purpose of Transaction.
            ----------------------

            The  Reporting  Persons  purchased the Shares based on the Reporting
Persons'  belief  that  the  Shares,   when  purchased,   were  undervalued  and
represented an attractive investment opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Shares at  prices  that  would  make the  purchase  of additional  Shares  desirable,  the  Reporting  Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

            The Reporting  Persons believe the current  management and the Board of  Directors  of the  Issuer  have not  taken  adequate  measures  to close the discount  to net asset  value that the Issuer has  historically  maintained.  On
September 14, 2005,  the  Reporting  Persons and Karpus formed a "group" for the purpose of soliciting proxies in opposition to the Issuer's proposals to approve the new Management  Agreement and  Subadvisory  Agreement for the Issuer and for
the  purpose  of  voting  against  such  proposals  at  a  special   meeting  of
shareholders scheduled to be held on October 21, 2005 (the "Special Meeting").

            No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions  discussed above. The Reporting  Persons intend to review their  investment  in the Issuer on a  continuing  basis and engage in discussions with management and the Board of Directors of the Issuer  concerning the business,  operations  and future plans of the Issuer.  Depending on various factors  including,  without  limitation,  the Issuer's  financial  position and investment  strategy,  the  price  levels  of  the  Shares,  conditions  in  the securities markets and general economic and industry  conditions,  the Reporting
Persons may in the future take such actions with  respect to its  investment  in the Issuer as it deems appropriate including, without limitation,  seeking Board representation,  making  proposals  to  the  Issuer  concerning  changes  to the capitalization,  ownership  structure or  operations  of the Issuer,  purchasing additional Shares, selling some or all of its Shares,  engaging in short selling of or any hedging or similar  transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            (a) The aggregate percentage of Shares reported owned by each person named herein is based upon  11,069,242  Shares  outstanding,  which is the total number of Shares  outstanding as of August 22, 2005, as reported in the Issuer's

---------------------                                      ---------------------
CUSIP No. 755881109                   13D                     Page 9 of 18 Pages
---------------------                                      ---------------------

Definitive Proxy Statement filed with the Securities and Exchange  Commission on
September 2, 2005.

            As of the close of business on September  14, 2005,  WIHP,  WIIP and
WIAP  beneficially  owned  289,900,  165,000  and 24,600  Shares,  respectively,
constituting  2.6%,  1.5%  and  less  than  1%,  respectively,   of  the  Shares
outstanding.  As the general partner or managing member,  as the case may be, of
WIHP, WIIP and WIAP,  WILLC may be deemed to beneficially own the 479,500 Shares owned in the aggregate by WIHP, WIIP and WIAP,  constituting  approximately 4.3%
of the Shares  outstanding.  As the managing member of WILLC,  Mr. Lipson may be deemed to  beneficially  own the  479,500  Shares  beneficially  owned by WILLC, constituting approximately 4.3% of the Shares outstanding.

            (b) Each of WILLC and Mr.  Lipson is deemed to have sole  voting and dispositive  power over the Shares reported as beneficially  owned by WIHP, WIIP and WIAP by virtue of their respective positions as described in paragraph (a).

            (c) Schedule A annexed hereto lists all  transactions  in the Shares during the past sixty days by the  Reporting  Persons.  Except  where  otherwise noted, all of such transactions were effected in the open market.

            (d) No person other than the Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the Shares.

            (e) Not applicable.

Item 6.     Contracts,   Arrangements,   Understandings  or  Relationships  With
            Respect to Securities of the Issuer.
            ------------------------------------

            On September 14, 2005, the Reporting Persons and Karpus entered into a Joint Filing and Solicitation  Agreement in which, among other things, (a) the parties  agreed to file  individually  a  statement  on  Schedule  13D,  and any necessary  amendments  thereto,  with respect to the Shares of the Issuer to the extent required under  applicable  securities laws reflecting the formation of a group, (b) the parties agreed not to, directly or indirectly,  sell, dispose of, transfer or  hypothecate  any securities of the Issuer without the prior written consent of each of the parties,  (c) the parties  agreed to form a group for the purpose of soliciting proxies in opposition to the Issuer's proposals to approve a new  Management  Agreement  and  Subadvisory  Agreement  for the Issuer at the
Special  Meeting,  and  voting  against  and  soliciting  proxies  against  such proposals, and (d) the Reporting Persons and Karpus agreed to share the expenses incurred  by the  members of the group in  soliciting  proxies  for the  Special
Meeting pro rata based upon their respective  percentage  ownership of shares of the Issuer as of the date of the Special Meeting.

            Other   than  as   described   herein,   there  are  no   contracts,
arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

---------------------                                      ---------------------
CUSIP No. 755881109                   13D                    Page 10 of 18 Pages
---------------------                                      ---------------------

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

            1.    Joint Filing and  Solicitation  Agreement by and among Western
                  Investment LLC, Arthur D. Lipson,  Western  Investment  Hedged
                  Partners L.P., Western Investment  Institutional  Partners LLC
                  and  Western  Investment  Activism  Partners  LLC  and  Karpus
                  Management, Inc., dated September 14, 2005.

---------------------                                      ---------------------
CUSIP No. 755881109                   13D                    Page 11 of 18 Pages
---------------------                                      ---------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2005           WESTERN INVESTMENT LLC

                                    By:    /s/ Arthur D. Lipson
                                           -------------------------------------
                                    Name:  Arthur D. Lipson
                                    Title: Sole Member

                                    WESTERN INVESTMENT HEDGED PARTNERS L.P.

                                    By: Western Investment LLC,
                                    Its General Partner

                                    By:    /s/ Arthur D. Lipson
                                           -------------------------------------
                                    Name:  Arthur D. Lipson
                                    Title: Managing Member

                                    WESTERN INVESTMENT INSTITUTIONAL PARTNERS
                                    LLC

                                    By: Western Investment LLC,
                                    Its Managing Member

                                    By:    /s/ Arthur D. Lipson
                                           -------------------------------------
                                    Name:  Arthur D. Lipson
                                    Title: Managing Member

                                    WESTERN INVESTMENT ACTIVISM PARTNERS LLC

                                    By: Western Investment LLC,
                                    Its Managing Member

                                    By:    /s/ Arthur D. Lipson
                                           -------------------------------------
                                    Name:  Arthur D. Lipson
                                    Title: Managing Member

                                    /s/ Arthur D. Lipson
                                    --------------------------------------------
                                    ARTHUR D. LIPSON

---------------------                                      ---------------------
CUSIP No. 755881109                   13D                    Page 12 of 18 Pages
---------------------                                      ---------------------

                                   SCHEDULE A
                                   ----------
               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

Shares of Common Stock            Price Per                 Date of
       Purchased                  Share($)                 Purchase
       ---------                  --------                 --------

                      WESTERN INVESTMENT HEDGED PARTNERS L.P.
                      ---------------------------------------
        800                       18.6291                  7/18/05
      1,300                       18.7437                  7/25/05
      5,900                       18.8477                  7/26/05
        200                       19.0485                  7/28/05
      2,100                       19.2766                  8/02/05
      4,300                       19.2536                  8/03/05
      6,300                       18.3251                  8/05/05
      1,000                       18.0145                  8/08/05
      4,000                       17.7193                  8/08/05
      5,600                       18.3143                  8/17/05
      3,500                       18.1871                  8/18/05
        900                       17.9200                  8/19/05
      7,100                       18.0804                  8/23/05
      1,000                       18.2900                  8/24/05
     14,300                       18.4205                  8/25/05
      1,100                       18.4736                  8/26/05
      4,500                       18.5984                  8/29/05
     29,900                       18.6036                  8/30/05
      2,000                       18.6085                  8/30/05
     27,900                       18.9285                  8/31/05
     13,800                       19.1324                  9/01/05
     14,900                       19.2691                  9/02/05
     17,300                       19.4468                  9/06/05
     16,100                       19.4530                  9/07/05
      7,200                       19.4868                  9/08/05
     18,200                       19.4973                  9/09/05
     24,700*                      19.4300                  9/13/05

---------------------                                      ---------------------
CUSIP No. 755881109                   13D                    Page 13 of 18 Pages
---------------------                                      ---------------------

Shares of Common Stock            Price Per                 Date of
       Purchased                  Share($)                 Purchase
       ---------                  --------                 --------
        14,700                    19.4061                  9/14/05

                  WESTERN INVESTMENT INSTITUTIONAL PARTNERS LLC
                  ---------------------------------------------
         800                      18.6291                  7/18/05
       1,200                      18.6985                  7/19/05
       1,000                      18.6800                  7/19/05
       1,200                      18.7437                  7/25/05
       5,900                      18.8477                  7/26/05
       2,400                      18.2310                  7/29/05
       1,000                      19.2185                  8/01/05
       2,100                      19.2766                  8/02/05
       4,200                      19.2536                  8/03/05
       6,200                      18.3251                  8/05/05
       5,000                      18.0145                  8/08/05
      29,200                      17.7182                  8/08/05
       3,900                      17.7595                  8/09/05
       9,300                      17.8998                  8/10/05
      14,100                      17.9595                  8/11/05
      22,700                      17.9710                  8/11/05
       7,400                      18.0261                  8/12/05
       5,300                      18.1387                  8/15/05
       4,600                      18.2892                  8/16/05
       5,600                      18.3143                  8/17/05
       3,400                      18.1871                  8/18/05
       7,100                      18.0804                  8/23/05
      14,200                      18.4205                  8/25/05
     (24,700)*                    19.4300                 (9/13/05)

                    WESTERN INVESTMENT ACTIVISM PARTNERS LLC
                    ----------------------------------------
      10,400                      19.5285                  9/12/05
      14,200                      19.4499                  9/13/05

---------------------                                      ---------------------
CUSIP No. 755881109                   13D                    Page 14 of 18 Pages
---------------------                                      ---------------------

                             WESTERN INVESTMENT LLC
                             ----------------------
                                      None

                                ARTHUR D. LIPSON
                                ----------------
                                      None

----------------------
* Transaction was a cross-trade between affiliates.

---------------------                                      ---------------------
CUSIP No. 755881109                   13D                    Page 15 of 18 Pages
---------------------                                      ---------------------

                                  EXHIBIT INDEX
                                  -------------

       Exhibit                                                           Page
       -------                                                           ----

1.     Joint  Filing  and  Solicitation  Agreement  by and  among       16 to 18
       Western   Investment  LLC,   Arthur  D.  Lipson,   Western
       Investment  Hedged  Partners  L.P.,   Western   Investment
       Institutional Partners LLC and Western Investment Activism
       Partners LLC and Karpus Management,  Inc., dated September
       14, 2005.

---------------------                                      ---------------------
CUSIP No. 755881109                   13D                    Page 16 of 18 Pages
---------------------                                      ---------------------

                     JOINT FILING AND SOLICITATION AGREEMENT

            WHEREAS,  certain of the  undersigned  are  stockholders,  direct or beneficial,  of Real Estate  Income  Fund,  Inc.,  a Maryland  corporation  (the
"Company");

            WHEREAS,  Karpus  Management,  Inc.  ("Karpus") on the one hand, and
Western  Investment  LLC,  Western  Investment  Hedged  Partners  L.P.,  Western
Investment Activism Partners LLC, Western Investment  Institutional Partners LLC
and  Arthur D.  Lipson  (collectively,  "Western")  wish to form a group for the purpose of voting against and soliciting  proxies against proposals to approve a new management agreement and subadvisory agreement for the Company (the "Company
Proposals") to be submitted to a vote of the  shareholders  at a special meeting of shareholders  scheduled to be held on October 21, 2005 and any  adjournments, postponements,  reschedulings or continuations  thereof (the "Special  Meeting")
and taking all other action necessary to achieve the foregoing.

            NOW, IT IS AGREED,  this 14th day of  September  2005 by the parties hereto:

            1. In accordance with Rule 13d-1(k)(2) under the Securities Exchange
Act  of  1934,  as  amended  (the  "Exchange  Act"),  each  of  the  undersigned
(collectively,  the "Group") agrees to file individually a statement on Schedule
13D with respect to the  securities of the Company to the extent  required under applicable  securities laws reflecting the formation of a group, such individual filings  to be  undertaken  cooperatively  so as to be  consistent  in form  and substance.  Each  of the  undersigned  further  agrees  to  file  any  necessary amendments  to their  respective  filings on Schedule 13D and to cooperate  with each  other in  preparing  such  filings.  Each  member  of the  Group  shall be responsible  for the  accuracy and  completeness  of his/its own  disclosure  in his/its  respective  filings  and  is  not  responsible  for  the  accuracy  and completeness of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate.

            2.  While  this  Agreement  is in effect  and up until  the  Special
Meeting,  none of the undersigned shall be permitted to, directly or indirectly, sell,  dispose of, transfer or hypothecate any securities of the Company without the prior written consent of each of the  undersigned,  however,  nothing herein contained shall limit the undersigned from purchasing  additional  securities of the Company.  Neither party shall withhold  consent to the sale of securities if such sale is  precipitated  by  directions  of a client of the selling  party in connection with the the termination of liquidation of all or part of an account.

            3. So long as this Agreement is in effect,  each of the  undersigned shall  provide  written  notice to  Kavinoky  Cook LLP  ("Kavinoky")  and Olshan
Grundman Frome Rosenzweig & Wolosky LLP ("Olshan") of (a) any of their purchases or sales of securities of the Company or (b) any  securities of the Company over which they acquire or dispose of beneficial ownership.  Notice shall be given no later than 24 hours after each such transaction.

            4. Each of the undersigned agrees to form a group for the purpose of voting  against and  soliciting  proxies  against the Company  Proposals  at the
Special Meeting and taking all other action necessary to achieve the foregoing.

---------------------                                      ---------------------
CUSIP No. 755881109                   13D                    Page 17 of 18 Pages
---------------------                                      ---------------------

            5. Karpus and Western  agree to share the  expenses  incurred by the members of the Group in  soliciting  proxies  for the  Special  Meeting pro rata based upon their respective percentage ownership of shares of the Fund as of the date  of  the  Special  Meeting  (or  any  Special  Meeting  held  following  an adjournment).  Notwithstanding  the  foregoing,  Karpus and Western shall not be required to  reimburse  any party for (i)  out-of-pocket  expenses  (which shall include items such as incidental mailing, telephone, travel and courier service)
incurred by a party in the  aggregate  in excess of $3,000  without  Karpus' and
Western's prior written approval; (ii) the value of the time of any party; (iii)
legal fees incurred  without  Karpus' and Western's prior written  approval;  or
(iv) the  costs of any  counsel  employed  in  connection  with any  pending  or threatened litigation without Karpus' and Western's prior written approval.

            6. Each of the undersigned agrees that any SEC filing, press release or  shareholder  communication  proposed  to be made or  issued  by the Group in connection  with the  Group's  activities  set forth in Section 4 shall be first approved  by Kavinoky  and  Olshan,  which  approval  shall not be  unreasonably withheld.

            7. The  relationship  of the  parties  hereto  shall be  limited  to carrying  on the  business  of the  Group in  accordance  with the terms of this
Agreement.  Such  relationship  shall be construed and deemed to be for the sole and limited  purpose of carrying on such business as described  herein.  Nothing herein  shall be  construed  to  authorize  any party to act as an agent for any other party,  or to create a joint venture or  partnership,  or to constitute an indemnification.  Nothing  herein shall  restrict any party's  right to purchase securities  of  the  Company,  as  he/it  deems  appropriate,  in  his/its  sole discretion.

            8. This  Agreement  may be executed in  counterparts,  each of which shall be deemed an original and all of which,  taken together,  shall constitute but one and the same  instrument,  which may be  sufficiently  evidenced  by one counterpart.

            9. In the event of any dispute arising out of the provisions of this
Agreement,  the parties hereto consent and submit to the exclusive  jurisdiction of the Federal and State Courts in the State of New York.

            10.  Each  of  the  undersigned  parties  hereby  agrees  that  this
Agreement  shall be filed as an exhibit to the  Schedule  13D  pursuant  to Rule
13d-1(k)(1)(iii) under the Exchange Act.

            11. Any party hereto may terminate  his/its  obligations  under this
Agreement  only  after the  earlier  of the first  business  day  following  the conclusion of the Special Meeting or any adjournments of the Special Meeting, on
24 hours'  written  notice to all  other  parties,  with a copy by fax to Steven
Wolosky at Olshan, Fax No. (212) 451-2222 and Jonathan Gardner at Kavinoky,  Fax
No. (716) 845-6474.

---------------------                                      ---------------------
CUSIP No. 755881109                   13D                    Page 18 of 18 Pages
---------------------                                      ---------------------

            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

                                      KARPUS MANAGEMENT, INC.

                                      By: /s/ Sharon L. Thornton
                                          -----------------------
                                      Name:  Sharon L. Thornton
                                      Title: Director Investment Personnel,
                                             Senior Analyst

                                      WESTERN INVESTMENT LLC

                                      By: /s/ Arthur D. Lipson
                                          ------------------------
                                      Name: Arthur D. Lipson
                                      Title: Sole Member

                                      WESTERN INVESTMENT HEDGED PARTNERS L.P.

                                      By: Western Investment LLC
                                      its General Partner

                                      By: /s/ Arthur D. Lipson
                                          ------------------------
                                      Name: Arthur D. Lipson
                                      Title: Managing Member

                                      WESTERN INVESTMENT ACTIVISM PARTNERS LLC

                                      By: Western Investment LLC
                                      its Managing Member

                                      By: /s/ Arthur D. Lipson
                                          ------------------------
                                      Name: Arthur D. Lipson
                                      Title: Managing Member

                                      WESTERN INVESTMENT INSTITUTIONAL PARTNERS
                                      LLC

                                      By: Western Investment LLC
                                      its Managing Member

                                      By: /s/ Arthur D. Lipson
                                          ------------------------
                                      Name: Arthur D. Lipson
                                      Title: Managing Member

                                      /s/ Arthur D. Lipson
                                      -----------------------------
                                      ARTHUR D. LIPSON